Exhibit (j)(2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 160 to Registration Statement No. 002-11884 on Form N-1A of our report dated September 17, 2015 relating to the financial statements and financial highlights of Fidelity Value Discovery Fund and our report dated September 21, 2015 relating to the financial statements and financial highlights of Fidelity Series Intrinsic Opportunities Fund, each a fund of Fidelity Puritan Trust, appearing in the Annual Reports on Form N-CSR of Fidelity Puritan Trust for the year ended July 31, 2015, and to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" or "Independent Registered Public Accounting Firms" in the Statements of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

September 24, 2015